# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FTAI Aviation Ltd., CIK 0001590364
CUSIP: EP0602912
Title of class of securities: Series D Cumulative Perpetual Preferred Shares
Address of issuer's principal executive offices: 405 WEST 13TH STREET, 3RD FLOOR, NEW YORK, New York (NY), 10014
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001058022

## Reporting persons
- SHIKIAR ASSET MANAGEMENT INC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 151,880; shared voting power 0; sole dispositive power 151,880; shared dispositive power 0; aggregate amount beneficially owned 151,880 (5.8% of the class)

## Item 1. Issuer
Name of issuer: FTAI Aviation Ltd.
Address of issuer's principal executive offices: 405 WEST 13TH STREET, 3RD FLOOR, NEW YORK, NEW YORK, 10014

## Item 2. Person Filing
Name of person filing: Shikiar Asset Management, Inc.
Address of principal business office or, if none, residence: 1350 Avenue of the Americas, Ste. 1608, New York, NY 10019
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 151880
Percent of class: 5.84
Sole power to vote or to direct the vote: 151880
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 151880
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- SHIKIAR ASSET MANAGEMENT INC: STUART SHIKIAR, CO-CEO (07/22/2026)